VIA FACSIMILE
October 14, 2008
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Riedler, Assistant Director

Re:	Idenix Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed September 12, 2008
File No. 333-153471
Ladies and Gentlemen:
Idenix Pharmaceuticals, Inc. (“Idenix”, “we”, “us” or “our”) appreciates the opportunity to respond to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 17, 2008 (the “Comment Letter”) with respect to our Registration Statement on Form S-3, File No. 333-153471 (the “Registration Statement”). Submitted herewith for filing is Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 is being filed in response to the Comment Letter. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter. This filing includes as an exhibit an opinion of Wilmer Cutler Pickering Hale and Dorr LLP outside counsel to Idenix. Wilmer Cutler Pickering Hale and Dorr LLP has confirmed that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
General
COMMENT 1: Please quantify the number of shares being registered for resale in your registration statement.
RESPONSE:
We intend to separately identify and quantify the number of shares of common stock being registered by us in one or more prospectus supplements to be filed with the Commission at a later date. We had notified those stockholders with registration rights of the filing and have subsequently been informed that none of these stockholders wishes to participate in an offering. As a result, we have deleted all references to “selling stockholder” in Amendment No. 1, including on the cover page and pages 1, 5 and 8.

Mr. Riedler
October 14, 2008

COMMENT 2: We note that your fee table indicates that you are registering an aggregate of $100 million of common stock to be sold by both the company and the selling stockholders. Please revise your fee table to separately identify the shares being registered by the registrant and the shares being registered for resale by the selling stockholders. In addition please revise the cover page of your prospectus to reflect this information.
RESPONSE:
We intend to separately identify and quantify the number of shares of common stock being registered by us in one or more prospectus supplements to be filed with the Commission at a later date. Furthermore, the actual number of shares registered by us will be determined by the actual share price of our common stock if and when we are able to sell shares of common stock in the market. We had notified those stockholders with registration rights of the filing and have subsequently been informed that none of these stockholders wishes to participate in an offering. As a result, we have deleted all references to “selling stockholder” in Amendment No. 1, including on the cover page and pages 1, 5 and 8.
Selling Stockholders, page 8
COMMENT 3: We note that your registration statement includes shares to be sold by the selling stockholders. Please provide a description of the transactions to which the shares being registered were issued to the selling stockholders.
RESPONSE:
Our registration statement no longer includes shares to be sold by the selling stockholders. We had notified those stockholders with registration rights of the filing and have subsequently been informed that none of these stockholders wishes to participate in an offering. As a result, we have deleted all references to “selling stockholder” in Amendment No. 1, including on the cover page and pages 1, 5 and 8.
Please do not hesitate to call me at 617-995-9005 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ John F. Weidenbruch John F. Weidenbruch
Executive Vice President and General Counsel
Idenix Pharmaceuticals, Inc.